SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Catalytica Energy Systems, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

148884109
(CUSIP Number)

Peter R. Vogelsang
Morgan Stanley Capital Partners III, Inc.
1585 Broadway
New York, NY 10036
Tel: (212) 761-8179
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

September 30 , 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 148884109	13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 84,253 – See item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 84,253 – See item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,253 – See item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% – See Item 5
14	TYPE OF REPORTING PERSON* CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 148884109	13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Partners III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 84,253 – See item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 84,253 – See item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,253 – See item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% – See Item 5
14	TYPE OF REPORTING PERSON* CO, IA

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 148884109	13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSCP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 84,253 – See item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 84,253 – See item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,253 – See item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% – See Item 5
14	TYPE OF REPORTING PERSON* OO, IA

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 148884109	13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley Capital Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 84,253 – See item 6
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 84,253 – See item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,253 – See item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

AMENDMENT NO. 3 TO SCHEDULE 13D

     This Amendment No. 3 amends the Report on Schedule 13D, originally filed on December 26, 2000, as amended by Amendment No. 1 thereto filed on February 15, 2002 and Amendment No. 2 thereto filed on August 3, 2004 (collectively, the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D.

     Item 1. Security and Issuer.

     Item 2. Identity and Background.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 4. Purpose of Transaction.

     No acquisition or disposition of securities has occurred. The Reporting Persons are filing this Amendment No. 3 to report that the subadvisory relationship previously reported in the Schedule 13D commenced on September 30, 2004.

     Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

      (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 84,253 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, Inc. and MSCP III, LLC may be deemed to beneficially own 84,253 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock.

       For the purposes of Rule 13d-3 promulgated under the Exchange Act, Morgan Stanley Capital Investors, L.P. may be deemed to beneficially own 84,253 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock.

      (b) By virtue of the relationships reported under Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by Morgan Stanley Capital Investors, L.P. By virtue of the subadvisory arrangement described in Item 6 below, Metalmark (as defined in Item 6 below) may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock owned by Morgan Stanley Capital Partners III, L.P. and MSCP III 892 Investors, L.P. See response to Item 6 below.

      (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

      (d) By virtue of the relationships described in Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by Morgan Stanley Capital Investors, L.P. and the proceeds from the sale of such shares of Common Stock. By virtue of the subadvisory arrangement described in Item 6 below, Metalmark may be deemed to

6 of 11

have the sole power to direct the receipt of dividends declared on the shares of Common Stock held by Morgan Stanley Capital Partners III, L.P. and MSCP III 892 Investors, L.P. and the proceeds from the sale of such shares of Common Stock. See response to Item 6 below.

      (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock upon the effectiveness of the subadvisory arrangement on September 30, 2004. See response to Item 5(a), (b), (c) and (d) above and Item 6 below.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby replaced in its entirety with the following:

     On July 22, 2004, Metalmark Subadvisor LLC (“Subadvisor”), Metalmark (the parent entity of Subadvisor) and certain affiliates of MS agreed that Subadvisor would manage MSCP III 892 Investors, L.P. and Morgan Stanley Capital Partners III, L.P. on a subadvisory basis. This subadvisory relationship commenced on September 30, 2004. The management authority of Subadvisor is as set forth in a Power of Attorney, the form of which is attached hereto as Exhibit 3. By virtue of the subadvisory arrangement, Metalmark may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock owned by MSCP III 892 Investors, L.P. and Morgan Stanley Capital Partners III, L.P. In addition, under the subadvisory arrangement, Morgan Stanley Capital Investors, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any Common Stock owned directly by it on the same terms and conditions as MSCP III 892 Investors, L.P. and Morgan Stanley Capital Partners III, L.P. Metalmark is an independent private equity firm led by Howard I. Hoffen and senior team members from Morgan Stanley Capital Partners. See the Report on Schedule 13D relating to the Common Stock, originally filed on August 3, 2004, as amended by Amendment No. 1 thereto filed on February 14, 2004, jointly filed on behalf of Metalmark, Morgan Stanley Capital Partners III, L.P. and MSCP III 892 Investors, L.P.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement among the Reporting Persons.

7 of 11

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

MORGAN STANLEY

By:	/s/ Peter R. Vogelsang

	Name:	Peter R. Vogelsang
	Title:	Authorized Signatory

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

MORGAN STANLEY CAPITAL PARTNERS III, INC.

By:	/s/ Pratish S. Patel

	Name:	Pratish S. Patel
	Title:	Vice President

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

MSCP III, LLC

By:	Morgan Stanley Capital Partners III, Inc., as Member

By:	/s/ Pratish S. Patel

	Name:	Pratish S. Patel
	Title:	Vice President

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

MORGAN STANLEY CAPITAL INVESTORS, L.P.

By:	MSCP III, LLC, as General Partner

By:	Morgan Stanley Capital Partners III, Inc., as Member

By:	/s/ Pratish S. Patel

	Name:	Pratish S. Patel
	Title:	Vice President

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY CAPITAL PARTNERS III, INC.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Capital Partners III, Inc. (“MSCP III Inc.”) are set forth below. The principal occupation for each of the persons listed below is Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director’s or Executive Officer’s business address is that of Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual’s name refers to MSCP III, Inc. and each individual is a United States citizen.

.
Name, Business Address	Title

*Mitchell M. Merin	Chairman of the Board and Managing Director

*Yie-Hsin Hung	Managing Director

*Jeffrey D. Hahn	Chief Financial Officer and Executive Director

Bernard V. Peterson	Chief Legal Officer and Secretary

*	Director

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title

*Philip J. Purcell	Chairman of the Board and Chief Executive Officer

*Sir Howard Davies[1]	The Director, London School of Economics and Political Science

*John E. Jacob	Executive Vice President - Global Communications of Anheuser-
Busch Companies, Inc.

*C. Robert Kidder	Principal of Stonehenge Partners, Inc.

*Charles F. Knight	Chairman Emeritus of Emerson Electric Co.

*John W. Madigan	Retired; former Chairman and CEO of Tribune Company

*Miles L. Marsh	Former Chairman of the Board and Chief Executive Officer of Fort
James Corporation

*Michael A. Miles	Special Limited Partner in Forstmann Little and Co.

*Laura D’Andrea Tyson	Dean of the London Business School

*Klaus Zumwinkel[2]	Chairman of the Board, Deutsche Post AG

Stephan F. Newhouse	President

Stephen S. Crawford	Executive Vice President and Chief Administrative Officer

David Sidwell	Executive Vice President and Chief Financial Officer

Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary

Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking Division

Zoe Cruz	Head of Worldwide Fixed Income Division

John P. Havens	Head of Worldwide Institutional Equity Division

Roger C. Hochschild	President and COO, Discover Financial Services

Mitchell M. Merin	President and COO, Investment Management

David W. Nelms	Chairman and CEO, Discover Financial Services

1	Sir Howard Davies is an English citizen and not a United States citizen.

2	Klaus Zumwinkel is a German citizen and not a United States citizen.

*	Director

Name	Title

Vikram S. Pandit	President and COO, Institutional Securities Group

Joseph R. Perella	Chairman of Institutional Securities Group

John H. Schaefer	President and COO, Individual Investor Group